

Communicate Without Boundaries

Cistera Networks, Inc. (CNWT)

FY2011 – FY2013



Greg Royal

Housekeeping

- This presentation has been filed as 8K today.

- There will be a presentation of approx 1 hour then we will take questions.

- We have allowed plenty of time for Question Time and everyone will have the opportunity to ask a question.

- Those on the conference call, could you please email your questions to jmiller@cistera.com to avoid being missed.

- Senior Staff will be available after the meeting for individual discussions.

Forward Looking Statements

- This document may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Cistera Networks Inc that involve risks and uncertainties.

- Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cistera Networks with the SEC, specifically the most recent reports on Form 10-K and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Agenda

- Current Fiscal Year 2010 Report

    Income Statement and Discussion

    Balance Sheet and Discussion

    Debt Analysis and Discussion

- 2011 and Beyond

- Question and Answer Session



Communicate Without Boundaries

Income Statement



Discussion on Income Statement for FY2010

Revenue 2004 - 2010 (GAAP)



Revenue is
37% down on GAAP Basis

$3.7
$2.9
$2.3
$1.93
$1.59
$1.32
$.27

2004 2005 2006 2007 2008 2009 2010

($) Millions, FY ending March 31

Gross Margin 2006 - 2010 - (GAAP)



Operating Loss 2006 - 2010 - (GAAP)



2.3
1.3
3.29
2.97
0.07
Down 97%
Avg 2.46
2006
2007
2008
2009
2010

($) Millions, FY ending March 31

Fiscal Loss 2006 - 2010 - (GAAP)


4.5
2.05
5.25
4.63
0.34
Down 93%
Avg 4.1
2006
2007
2008
2009
2010
($) Millions, FY ending March 31

FISCAL YEAR 2010 (GAAP) - June 2010

	1Q 2010	2Q 2010	3Q 2010	FY2010(e)
Revenue	460,000	750,000	573,000	2,294,210
COGS	170,000	202,000	178,000	628,513
Gross Profit	289,000	548,000	447,000	1,665,697
	63%	73%	78%	74%
Operating expenses	400,000	384,000	362,000	1,737,554
Operating Loss				(71,857)
Net Profit/Loss	(192,000)	106,000	38,000	(339,257)

Highlights

- Full Year Loss - $339,000

  Interest Expense - $237K

  Depreciation - $167K

- Positive EBITDA - $90K

- Operating Expenses ~ $130K per month down from high $375 per month

- Maintenance Revenue is now over $1M per year

     Cistera Confidential

Full Year 2010

- Revenues were disappointing but given the economy and what we understand from others, this was inevitable. We can only grow from here.

- Because we restructured quickly we are in a much better shape than some others in this market….

- However….. We are only half way through our restructuring…we still need to

  A) Pack a punch with our revenue engine with profitable transactions

  B) Reduce our debt to acceptable levels

  C) Grow new markets, for long term revenue opportunities

- Our operating loss was disappointing. We were only 1 deal away from an operating profit……

- Other than labor, Interest Expense is our biggest cost……

     Cistera Confidential



Communicate Without Boundaries

Balance Sheet



Discussion on Balance Sheet for FY2010

Balance Sheet FY2010 (Assets)

- Current Assets - $360K

  Accounts Receivable $190K (about 1 month)

- Intellectual Property - $1.48M

- Other - $60K

- Total Assets - $2.05M

- -

- We have not made allowance for Net Tax Asset in Balance Sheet

- Net Operating Loss Carry Forward is $16.8M

- Net Tax Asset is $5.7M (see note 6 10K)

     Cistera Confidential

Balance Sheet FY2010 (Liabilities)

- Total Liabilities $4.04M (Down from $4.3M)

- Includes non-cash items ($1.6M)

    Litigation Reserve $650,000

    Deferred Revenue - $959,000 *(Current and Long Term)*

- Notes Payable - $1.36M

- Deferred Payroll and Taxes $300K *(should be $0)*

- Trade and other Payables - $641 *(monthly should be $300K)*

     Cistera Confidential

Balance Sheet FY2010 (Stockholders)

- The Stockholder deficit is $2M

- The reasons for this:

  FY2009 non-cash charge for Note Conversion $2.7M

  FY2008 non-cash charge for Note Conversion $664K

  FY2006 goodwill right off was $2.1M

  Liability reserve of $650K

- **Total non-operating non-cash charges in the last 4 years were $6.1M which is 3x Shareholder Deficit**

     Cistera Confidential

Understanding Debt Challenges

- Current Trade Payables should be ~$300k per month

- Accrued Payroll and Taxes - $300K

- PP#2 notes

    PP#2 note holders: $800K

    PP#2 Interest on notes: $400K

    PP#2 Liquidated Damages $177K

     Cistera Confidential

Steps to Restructuring Notes

- Risk Capital in another form

- We have retired 20% of the debt in FY2010 through a very favorable conversion rate of 39.3c per share

- However, this is a very challenging problem because of the very limited tools available

- We are currently in discussion with Roaring Fork as the largest single holder (25%) in regards to a restructuring agreement.

- Once we come to agreement, we will take this proposal to the other noteholders for negotiation.

     Cistera Confidential

Additional Notes

- <u>We have ended our relationship with Allied Capital</u>

    No more upset partners and customers

    No more oneous factoring terms

    This will save the company significant financial expense (approx 150K)

- Cashflow has <u>improved considerably</u> from this time last year, <u>but we still are very tight</u> and will continue for at least the next 12 months

- We have dramatically reduced the use of outside consulting in all areas, financial, legal etc.

- We have dramatically reduced sales expense and cost of sales

- Cashflow remains extra-ordinarily tight

    Reduced Payment days to 7 Days where contract allows

    Discounts for prompt payment

    Review of existing contracts to reduce payment days

    Accepting Credit Cards for payment

     Cistera Confidential

Reverse Forward Split

- The company has completed the reverse forward split on April 10th 2010

- The company has approximately 207 shareholders down from approx 644 shareholders

- The next step is the filing of Form 15 application to deregister securities

- However the company's filings are under review so cannot file form 15. We have 7 comments currently to respond to and will be completed shortly.

    Cistera Confidential

Employee Stock Option Plan

- 2 Million shares have been allocated and approved by majority shareholders as of June 8th 2010

- This plan is for 3 years with tranches each year based on performance and profitability

- The price must be "Fair Market Value".

- It is the desire and intention of the company that this Plan to be non-dilutive

     Cistera Confidential

Restructuring - Phase Two

- We intend to continue to focus heavily on debt reduction over the next year

- We recognize significant economic headwinds still exist

- We recognize that negative shareholder equity restricts our ability to grow so it is one of our key goals to eliminate

- Profitability is Job Number One

- Revenue Growth is close Job Number Two

    We will only spend 50c to purchase $1 in revenue

- We will continue to reduce market risk by focusing our business

    Cistera Confidential





Cistera Networks™

Communicate Without Boundaries

2011 and Beyond

Our Goals for the next 3 years

Cistera Will Be Metric Driven

- Revenue Growth is Important, we should be returning to 33-40% annual growth but this takes investment

- Revenue per employee FY2010 was $144K, it should be $220K

- Gross Margins at sustainable 70%

- Operating Expenses should be 50% of Revenue

- We should be targeting operating margin of 20-25%

     Cistera Confidential

Proposed Revenue Growth Plan



($) Millions, FY ending March 31

45% Compound Growth

$10

New Licenses

$6.5

30% Compound Growth

$4.0

$2.3

Existing Indirect Licenses

Maintenance Prof Services

2005 2006 2007 2008 2009 2010 2011 (est.) 2012 (est.) 2013 (est.)

Single Biggest Problem

- Our Market is Large however….

- There are some customers that are too expensive to reach

- For example, a school district in Alaska that wants to spend 20K is too expensive to service

- So our market defined by whether we can reach profitably either through direct or indirect methods

 Cistera Confidential

Who are our Customers?

- Our customers should be high-value targets with high value problems within communications

- We must realize continuous revenue over the life of the customer, we are not in the business of having to replace old business with new business

- Our customers are in markets that actively pursue new technology as a consequence of their business

- Our customers are inside core verticals where we most add value.

- Our Gross Margin proves we add considerable value

- Our Net Margins will prove we can deliver it less than the revenue we receive.

 Cistera Confidential

What will we sell to them?

- Rethinking what we sell to attract our core verticals

- QA Management and Compliance

  Changing QAC to <u>QA Management and Compliance</u>

  CCR*Record* changing to QAM*Record* Enterprise only

  We need to greatly increase reporting capability, so new Reporting Engine added

  Outsourcing report building <u>to third party</u>

  Adding <u>Call Accounting</u> to QAMC Suite

What will we sell to them?

- Repositioning for our core verticals

- Event Alerting and Notification

    OEM Land Mobile Radio Solutions from Telmarine

    MasterBellScheduler changed to EAN Scheduler

    Quick Conference now standard inside platform

    Geo Location very important going forward

    Need to add Desktop, Iphone, Blackberry, Android Notification this year.

    What else do we need to fill our our offering?

- Productivity and Collaboration

    All engines are from 1st April standard in platform (for X licenses)

    Platform License adjusted upwards to compensate

We Can Grow Within Existing Channel

- <u>20% increase</u> Price increase across the board

  We have implemented price increased across the board giving on average 20% raise

  Implemented 1st April 2010 throughout the channel

  Currently no push back from channel

- <u>15% increase</u> through increase emphasis on maintenance and renewals.

  We increase our new license customer base by 40% last year

  Currently running at annualized maintenance of $1.5M

  New strata of 24/7 support +5% increase

     Cistera Confidential

FY 2011 Company Objectives

- The overall revenue objective for FY2011 is $US4 Million.

- Our Revenues per employee target will be $200K per full time employee, increasing to $270K in the next 3 years

- Direct Sales will make up 20% of our business, increasing to 50% over the next 3 years

- Our partner channel will therefore make up 80% of our business

- Federal Government will make up 20% of our business increasing to 50% over the next 3 years

- Increase our partner revenue/commitment ratio to 20% and to 50% over the next 3 years

- Our maintenance renewal ratio will exceed 70% in FY 2011 increasing to 85% over the next three years



Communicate Without Boundaries

New Initiatives



Our Core Markets

- We have three core markets to build on

  Federal Government

  Public Safety and Local Government

  Healthcare

- All of these markets are characterized by high value problems and the ability to pay for a solution that meets their needs

     Cistera Confidential

Telmarine Communications

- Cistera is forming Joint Venture with University of Texas for P.25 Bridging Technology

- The company's new name is **Telmarine Communications Inc**

- Today it is 100% subsidiary of Cistera

- Cistera is selling LMRConnect and LMRRecord to Telmarine

- Cistera will become reseller of LMR technology

- Introducing new investors to increase R&D effort Cistera cannot take on it's own.



      Cistera Confidential

Cistera Federal Systems Inc

- Cistera has formed wholly owned subsidiary <u>Cistera Federal Systems Inc</u>

- Procurement vehicle for Cistera for Federal Government

- Cistera Federal will partner with key minority business partners

- Partnerships with key technology partners

- New relationships with Raytheon and Lockheed Marting

- Cistera Federal will hold the Cistera GSA Contract

- Eventually will be based in Virginia

     Cistera Confidential

Cistera Federal Partnerships

- Announced Partnership with Desktop Alerts Inc

    Very strong in Federal Market

    Develop relationships within DOD and National Guard

    Complimentary solution set integrating desktops into EAN systems

- Announced Partnership with Trusted Computing

    Key OEM relationship to meet various security compliance requirements

     Cistera Confidential

Cistera Healthcare

- We have over 29 Healthcare Provider organizations in our customer portfolio

- In FY2010 we won 3 very significant Healthcare System Deals in Florida, Texas and California

- We are pursuing additonal Partners in this area

     Cistera Confidential

Business Intelligence for UC
Cistera Reporting Engine

- Increased need for metrics and intelligence around UC platform

- Call Accounting is one subset of larger need to manage and exploit communications infrastructure

- New Cistera Reporting Engine based on Jaspersoft BI Enterprise Suite

- Custom reporting capability for large scale environments

    Contact Centers

    Healthcare

    Public Safety

Summary

- We are 1/2 way through a top to bottom restructuring of the business to develop sustainable and profitable company

- We have come a considerable way.

- We have learnt many lessons from the past

- We have a small but significant number of key challenges still to work out

- This has and will result in a Win for shareholders, a Win for Note Holders, a Win for Employees for the Market.